SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Increased Shareholding Stake

(Rio de Janeiro, April 11, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that on April 8 2005, it received correspondence from the law firm, Pinheiro Netos Advogados, which identified itself as attorney-in-fact for Alliance Capital Management L.P. the text of which is as follows :

“Pursuant to the Article 12, of heading, of CVM Instruction 358 of January 3 2002, Alliance Capital Management L.P., a corporation organized and existing under the laws of the state of Delaware, United States of America, with registered offices at Avenue of the Americas, 1,345, in the city of New York, state of New York, United States of America ("ACMLP"), in its capacity as administrator of funds and/or of investments for discretionary clients abroad under its administration, hereby communicates that funds and/or of investments for discretionary clients abroad under its administration - by means of transactions carried out through stock markets – have acquired, directly or via American Depositary Receipts - ADRs, 23,859,771 (twenty-three million, eight hundred and fifty-nine thousand, seven hundred and seventy-one) preferred shares issued by Petróleo Brasileiro S.A. - Petrobras ("Company"), corresponding to 5.16% of the Company’s total preferred shares. This stake represents a minority investment that does not alter the Company’s ownership or administrative structure. Presently, there are no other shares that ACMLP is aiming to acquire. No affiliate or subsidiary of ACMLP holds securities issued by the Company. Moreover, there are no stock convertible debentures retained, either directly or indirectly, by ACMLP or any other party related to it, nor any agreement or contract governing the exercise of voting rights or the purchase and sale of securities issued by the Company to which ACMLP or any party related to it is a party.”

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.